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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2006

                        COMMISSION FILE NUMBER 1 - 13522

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                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)

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                             16 RAFFLES QUAY #26-00
                               HONG LEONG BUILDING
                                SINGAPORE 048581
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  |X|           Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes        |_|           No         |X|

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): NOT APPLICABLE.

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This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

OTHER EVENTS

As previously disclosed in CYI's Form 6-K filing dated February 3, 2006:

(1) CYI, through its wholly-owned subsidiary, Grace Star Services Ltd. ("GRACE STAR"), holds 191,413,465 ordinary shares (the "SHARES") in LKN-Primefield Limited ("LKNPL"), a company listed on the Singapore Exchange Securities Trading Limited ("SGX-ST"). This shareholding represents approximately 29% of the total number of Shares in issue. Grace Star also holds 123,010,555 redeemable convertible preference shares in LKNPL.

(2) CYI, through its wholly-owned subsidiary, Venture Lewis Limited ("VENTURE LEWIS"), holds S$129,428,256.07 in principal amount of outstanding secured non-convertible bonds (the "EXISTING BONDS") issued by LKNPL.

On February 28, 2006, LKNPL announced that it is proposing to undertake, subject to receipt of required approvals (including shareholder approval) a renounceable rights issue of:

(a) up to S$131,427,461 (US$81,228,344.25 based on an exchange rate of US$1.00 to S$1.618) in principal amount of unsecured 3-year non-convertible bonds in the denomination of S$1.00 each (the "NEW BONDS"); and

(b) up to 197,141,192 non-redeemable convertible cumulative preference shares in the capital of LKNPL (the "NEW NCCPS") at an issue price of S$0.02 for each New NCCPS,

on the basis of two (2) New Bonds and three (3) New NCCPS for every ten Shares held by LKNPL shareholders as at a time and date to be determined by the board of directors of LKNPL, fractional entitlements to be disregarded.

LKNPL has announced that the rights entitlements to the New Bonds and the New NCCPS will not be detachable from each other, and that LKNPL intends to make an application to the SGX-ST for the listing and quotation for the New Bonds, the New NCCPS and the new Shares arising from the conversion of the New NCCPS on the Official List of the SGX-ST. The New Bonds and the New NCCPS are expected to be separately tradeable on the SGX-ST.

LKNPL has disclosed publicly that the purpose of the Rights Issue is to raise funds for the purpose of redeeming the Existing Bonds and for working capital purposes of the LKNPL group.

Based on its current shareholdings, CYI through Grace Star expects to be entitled to subscribe for 38,282,693 New Bonds and 57,424,039 New NCCPS. In addition, to show its support for the Rights Issue, Grace Star has on February 28, 2006 provided LKNPL with an irrevocable undertaking (the "IRREVOCABLE UNDERTAKING") pursuant to which Grace Star undertakes to:

(a) subscribe and/or procure the subscriptions by its nominees in full for its provisional allotment of 38,282,693 New Bonds and 57,424,039 New NCCPS under the Rights Issue; and

(b) by way of excess applications, subscribe and/or procure the subscription by its nominees for up to 93,144,768 New Bonds and up to 139,717,153 New NCCPS not taken up by the other LKNPL shareholders under the Rights Issue.
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In the event that none of the other LKNPL shareholders subscribe for their respective entitlements under the Rights Issue, CYI expects that Grace Star would be required to subscribe for all the New Bonds for S$131,427,461 (US$81,228,344.25) and all the New NCCPS for S$3,942,823.84 (US$2,436,850.33).
CYI group, through Venture Lewis, expects to receive the principal amount of S$129,428,256.07 (US$79,992,741.66) upon the redemption by LKNPL of the Existing Bonds, anticipated to be during 2006.

Assuming full conversion of (i) the existing redeemable convertible preference shares in LKNPL and (ii) the New NCCPS subscribed in the Rights Issue, CYI's indirect interest in LKN could be expected to increase from the current 29% to between approximately 38% and 52%, depending on the amount of New NCCPS allocated to Grace Star pursuant to Grace Star's over-subscription in the Irrevocable Undertaking.

Grace Star has also undertaken (to the extent it is permitted to do so by applicable laws and regulations, including requirements of the SGX-ST) to vote its Shares in favor of resolutions which are to be proposed at an extraordinary general meeting to be convened to approve the Rights Issue.

The subscription for the New Bonds and the New NCCPS by Grace Star, assuming that none of the other Shareholders subscribe for their respective entitlements under the Rights Issue, is not expected to have any material impact on the earnings per share and the net tangible assets of CYI and its subsidiaries.
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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date:  March 1, 2006

                                  CHINA YUCHAI INTERNATIONAL LIMITED


                                  By: /s/  Philip Ting Sii Tien
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                                  Name: Philip Ting Sii Tien
                                  Title:Chief Financial Officer and Director